SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006 and its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

        The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, contained in this filing.

Overview

        We design, develop and sell contactless microprocessor-based smart card systems. Our headquarters and main research and development activities are in Israel. Our sales and marketing efforts are directed from our U.S. subsidiary, OTI America, located in Fort Lee, New Jersey, with additional sales and support offices located in Israel, Europe, South Africa and the Far East. Our packaging, assembly and manufacturing facilities are located in Israel, Germany and Far East.

        Since our incorporation in 1990, we have focused on the development of our core technologies and our OTI Platform-based products. We currently offer three lines of products, each of which constitutes a complete system, as well as components (such as smart cards and readers) that we sell to original equipment manufacturers, or OEMs, for incorporation into their own products. Our three complete system product lines include:

—	Payments Solutions, including the PayPass system that we are installing for MasterCard International, our EasyPark system and our mass transit payment system;

—	Petroleum Systems, including both our gasoline management system, or GMS, and our EasyFuel systems and

—	Smart ID Solutions, for both personal identification and credentialing purposes.

        We began selling campus systems, our first product line, in 1993. Over time, our customer base for campus systems increased and, in 1995, we began selling our second product line, GMS. In 2003, we introduced and began to realize revenues from EasyFuel, our contactless petroleum system, which we expect to account for an increasing proportion of our petroleum system sales. In 1998, we were awarded a contract for the first of our micropayments systems, an electronic parking payment system which we refer to as EasyPark. We began to deploy EasyPark in 2000 and completed deployment of the first system in June 2001. We deployed our first mass transit micropayments system in China during 2000 and in the United States in 2003. In 2002, we began to realize nonrecurring engineering revenues from the PayPass™ micropayments system that we are installing for MasterCard International and we began to recognize product sale revenues from that system in 2004.

        We began to market components for incorporation into the products of OEMs with our acquisition of InterCard Systemelectronic in June 2000. During 2004, 2005 and 2006, product sales to OEMs accounted for $8.9 million, $6.9 million and $7.8 million , respectively, of our total revenues.

        We have reported net losses for each year that we have been in business. Our business tends to be seasonal, with greater sales in the third and the fourth quarters of every year, we do not anticipate having net earnings for either of the first two quarters of 2007 and we also cannot assure you that we will be profitable in either of the last two quarters of 2007, or afterwards.

Sources of Revenue

        We have historically derived a substantial majority of our revenues from the sale of our products, including both complete systems and OEM components. A substantial majority of our revenues has been, and is likely to continue to be, from the sale of complete systems. We anticipate that revenues from sales will continue to represent the substantial majority of our revenues in the future. In addition, we generate revenues from licensing and transaction fees, and also, less significantly, from non-recurring engineering, customer services and technical support. We anticipate that revenues from licensing and transaction fees will make a proportionally greater contribution to our total revenues and that revenues from sales will make a proportionally smaller contribution to our revenues in the future.

        During the past three years, the revenues that we have derived from sales and licensing and transaction fees have been as follows (dollar amounts in thousands):

	2004		2005		2006

Sales	$20,915	90%	$32,266	90%	$35,171	87%

Licensing and transaction fees	2,237	10%	3,398	10%	5,382	13%

	$23,152	100%	$35,664	100%	$40,553	100%

        Sales increased by $11.4 million and $2.9 million in 2005 and 2006, respectively. The increase in 2005 is mainly attributed to an increase in sales of contactless payment products and the increase in 2006 is mainly attributed to smart ID.

        Licensing and transaction fees include one-time and periodic payments for manufacturing or distribution rights for our products. Transaction fees are paid by customers based on the volume of transactions processed by systems that contain our products. We expect to generate additional revenues from transaction fees in the future as the installation and usage of systems that contain our products become more widespread, and accordingly anticipate that these fees will make a proportionally greater contribution to our total revenues in the future.

        We have historically derived revenues from different geographical areas. The following table sets forth our revenues, by dollar amount (in thousands) and as a percentage of revenues in different geographical areas, during the past three years:

	Africa		Europe		Far East

2004	$2,457	11%	$14,964	65%	$1,325	6%
2005	$3,781	11%	$9,266	26%	$5,397	15%
2006	$3,200	8%	$14,065	35%	$11,958	29%

	America		Israel

2004	$2,494	11%	$1,912	7%
2005	$14,123	39%	$3,097	9%
2006	$8,174	20%	$3,156	8%

We anticipate that, over time, the revenues that we derive from America will grow both in absolute amounts and as a percentage of our total revenues. Our revenues derived from outside the U.S., which are primarily received in currencies other than the U.S. dollar, will have a varying impact upon our total revenues, as a result of fluctuations in such currencies’ exchange rates against the U.S. dollar. In addition, and regardless of these fluctuations, as the proportionate contribution of America to our total revenues grows, the proportionate contribution of Europe is likely to decline.

Cost of revenues and gross margin

        Our costs of revenues, by revenue source, and gross profit, for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2004	2005	2006

Cost of revenues
Sales	$12,799	$21,629	$21,871

Licensing and transaction fees	-	-	-

Total cost of revenues	$12,799	$21,629	$21,871

Gross profit	$10,353	$14,035	$18,682

Sales. Cost of revenues relating to sales consists primarily of materials, as well as salaries, fees payable to subcontractors and related costs for our technical staff who assemble our products. The increase in 2006 is primarily the result of increased sales which generated corresponding increased costs during the years covered by the table, and due to execution of the initial stages of new projects which are characterized by lower margins in their early stages.

        Licensing and transaction fees. Licensing and transaction fees revenues do not have directly attributable cost of revenues. The only costs incurred to initiate the project represent selling and marketing expenses and are classified as such in the consolidated statement of operations.

Operating expenses

        Our operating expenses and operating loss for each of the past three years were as follows (dollar amounts in thousands):

	Year ended December 31
	2004	2005	2006

Operating expenses
Research and development	$3,544	$5,405	$7,065
Less - participation by the Office of the
Chief Scientist	394	618	-

Research and development, net	3,150	4,787	7,065
Selling and marketing	6,010	7,620	7,072
General and administrative	6,549	9,666	11,948
Amortization of intangible assets	261	700	821
Expenses relating to raising of capital,
exchange of subsidiary's employees
equity interest in equity interest of
the Company and new acquisitions in the
Far East*	3,227	1,768	-
Gain from sale of subsidiary	-	(374)	(122)

Total operating expenses	19,197	24,167	26,784

Operating loss	$(8,844)	$(10,132)	$(8,102)

* Consist of internal employee costs from:
Research and development	$335	$78	$-
Selling and marketing	511	231	-
General and administrative	2,381	1,459	-
	$3,227	$1,768	$-

        Research and development. Our research and development expenses consist primarily of salaries and related expenses of our research and development staff, as well as subcontracting expenses. All research and development costs are expensed as incurred. The increase in our research and development expenses in 2005 as compared to 2004 was primarily due to an increase in expenses related to salaries that resulted from an increase of 17 employees and from an increase of expenses related to options granted to employees in the amount of $0.9 million. The increase in 2006 as compared to 2005 was primarily due to a $1 million expense incurred from the adoption of SFAS No. 123R, due to the Company’s decision to cease its participation with the OCS and from increase of expenses related to salaries that resulted from an increase of 18 employees. We expect our research and development expenses to increase in the future as we continue to develop new products and new applications for our existing products and as a result of designing our own microprocessors and smart card operating system.

        Selling and marketing. Our selling and marketing expenses consist primarily of salaries and substantially all of the expenses of our sales and marketing subsidiaries and offices in the United States, South Africa, the Far East and Europe, as well as expenses related to advertising, professional expenses, participation in exhibitions and tradeshows. The increase in 2005 as compared to 2004 was primarily due to an increase in expenses related to salaries that resulted mainly from an increase of $1.2 million of expenses related to options granted to employees. The decrease in 2006 as compared to 2005 was primarily due to decrease in expenses related to salaries that resulted mainly from a decrease of $1.3 million of expenses related to options granted to employees that was partially off-set by an increase of 8 employees. Due to the adoption of SFAS No. 123R the Company incurred in 2006 expenses of $115,000.

        We expect our selling and marketing expenses to increase in the future as we continue to expand our local sales and marketing subsidiaries, open new offices and hire additional personnel.

        General and administrative. Our general and administrative expenses consist primarily of salaries and related expenses of our executive management, such as management fees and travel expenses, as well as financial and administrative staff. These expenses also include costs of our professional advisors (such as lawyers and accountants), office expenses and insurance and vehicle expenses, which have collectively grown with the scope, magnitude and complexity of our business. The increase in 2005 as compared to 2004 was primarily due to increase in expenses related to salaries that resulted mainly from an increase of $0.6 million expenses related to options granted to employees. The increase in 2006 as compared to 2005 is primarily attributed to a $1.2 million expense incurred from the adoption of SFAS No. 123R, to the Chinese subsidiaries which were acquired during the third quarter of 2005, and to an increase in professional services. We expect that general corporate and administrative expenses will increase in the future as we continue to expand our operations.

        Expenses relating to raising of capital and exchange of subsidiary’s employees equity interest in equity interest of the Company and new acquisitions in the Far East. In 2004 these expenses consisted primarily of $1.1 million of options granted to employees of our South African subsidiary in exchange for their existing shares and options in that subsidiary, $661,000 of options granted and $550,000 of bonuses paid to our employees and $904,000 of expenses related to the repricing of employee options. In 2005, the expenses in the amount of $1.8 million resulted from our activity in connection with the acquisitions in the Far East.

Financing income (expenses), net

        Financing income consists primarily of interest earned on our investments in U.S. treasury securities and foreign exchange gains. Financing expenses consist primarily of interest payable on bank loans and foreign exchange losses. The increase in 2006 financing income as compared to 2005 was primarily due to new investments in U.S. treasury securities made through funds raised in private placements in the fourth quarter of 2005.

        Our financing income (expenses), net for each of the past three years, has been as follows (in thousands):

	Year ended December 31
	2004	2005	2006

Financing income	$131	$897	$2,459
Financing expenses	(418)	(228)	(747)

Financing income (expense), net	$(287)	$669	$1,712

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Accordingly, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and results of operations. To fully understand and evaluate our reported financial results, we believe it is important to understand our revenue recognition policy, our policy with respect to the impairment of goodwill and other intangible assets and our policy with respect to stock compensation.

        Revenue recognition. We recognize product sale revenues upon delivery, provided there is persuasive evidence of an agreement and the risks and rewards of ownership have transferred to the buyer, delivery has occurred, the fee is fixed or determinable and collection is probable and no further obligation exists. In the case of nonrecurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exists.

Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, persuasive evidence of an arrangement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

We recognize revenues from customer services and technical support as the services are rendered ratably over the period of the related contract.

We recognize transaction fees as they are earned based on usage.

Our revenue recognition policies are consistently applied for all revenues recognized.

        Goodwill and other intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using market capitalization. The test was based on the Company’s single reporting unit structure. During the years 2004, 2005 and 2006, no impairment losses were identified.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

Goodwill and other intangible assets, net, amounted to approximately $29.2 million as of December 31, 2006. If these estimates change in the future, we may be required to record impairment charges for our goodwill. As of December 31, 2006 no impairment charges were required.

        Stock option plans. Prior to January 1, 2006, the Company accounted for stock based employee and directors compensation by using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, compensation cost for stock options was measured as the excess of the market price of the underlying stock on the date of grant over the exercise price and was recognized over the scheduled vesting.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment, (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As a result of adopting SFAS 123 (R), the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

The critical assumptions relate to determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option.

SFAS No. 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility, we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying stock for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award was estimated based on reasonable facts and assumptions on the grant date.

These estimates introduce significant judgment into determining the fair value of stock-based compensation awards.

During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price.

Recently issued accounting guidance

        During June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – as interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

        In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

        The SEC released SEC Staff Accounting Bulletin No. 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. The SAB requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors. Registrants must adopt the dual method approach for quantifying errors in financial statements as of the beginning of the first fiscal year ending after November 15, 2006 (January 1, 2006 for calendar-year-end companies), with early adoption permitted. The adoption of the provisions of SAB No. 108 did not materially impact its financial position, results of operations or cash flows.

B.	LIQUIDITY AND CAPITAL RESOURCES

        Our principal sources of liquidity since our inception have been sales of equity securities, borrowings from banks, convertible loans, cash from the exercise of options and grants from the Office of the Chief Scientist. We had cash and cash equivalents of $30.0 million as of December 31, 2006 and $29.7 million as of December 31, 2005. In addition, we had short-term investments of $18.2 million (representing U.S. treasury securities) as of December 31, 2006 and $20.0 million as of December 31, 2005. We believe that our working capital is sufficient to meet our present requirements.

        Operating activities. For the year ended December 31, 2006 we used $3.5 million of cash in operating activities primarily due to our net loss of $6.6 million, $3.2 million increase in inventories, $2.4 million increase in trade receivables, $2.1 decrease in other current liabilities and due to $625,000 of minority share in loss of subsidiaries, partially offset by $3.8 million stock-based compensation related to options and shares issued to employees and others, $2.6 million increase in trade payables, $1.9 million charge for depreciation of our property and equipment, $1.1 million decrease in other receivables and prepaid expenses, $1.1 million equity in net losses of an affiliated company, $821,000 amortization of intangible assets and $796,000 increase in accrued severance pay, net. For the year ended December 31, 2005 we have used $940,000 of cash in operating activities primarily due to our net loss of $9.1 million, $1.2 million increase in other receivables and prepaid expenses, $1.1 million decrease in trade payables, $1.0 million increase in inventories as a result of anticipated higher sales in the coming quarters, $587,000 increase in trade receivables, $444,000 of extraordinary gain in business combination and due to a $374,000 gain from sale of a subsidiary, partially offset by $9.8 million stock-based compensation related to options and shares issued to employees and others , $981,000 charge for depreciation of our property and equipment, $895,000 increase in other current liabilities, $700,000 amortization of intangible assets and $560,000 increase in accrued severance pay, net.

        Investing and financing activities. For the year ended December 31, 2006, net cash used in investing activities was $1.1 million, mainly due to a $23.6 million investment in available-for-sale securities and to $3.1 million investment in equipment purchases, partially offset by $25.4 million proceeds from maturity of available-for-sale securities and $350,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004. For the year ended December 31, 2005, net cash used in investing activities was $18.8 million, mainly due to an $17.9 million investment in available-for-sale securities, $2.4 million investment in an affiliated company in the Far-East and to $1.9 million investment in equipment purchases, partially offset by $2.4 million proceeds from maturity of available-for-sale securities and $909,000 receipts on account of loans and receivables related to our disposition of a German subsidiary in 2004..

        For the year ended December 31, 2006, net cash provided by financing activities was $4.9 million, mainly due to $3.2 million due to exercise of options and warrants, $1.5 million of proceeds from minority in subsidiary and $978,000 from long-term bank loans, partially offset by $570,000 repayment of long-term bank loans and by $231,000 decrease in short term credit. For the year ended December 31, 2005, net cash provided by financing activities was $25.4 million, mainly due to $20.1 million proceeds from issuance of shares and detachable warrants (net of issuance costs), and to $6.7 million due to exercise of options and warrants, partially offset by $721,000 repayment of long-term bank loans and by $630,000 decrease in short term credit.

Market Risk

        Market risks relating to our operations result primarily from changes in interest rates and currency fluctuations. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates and foreign currency rates. We do not use financial instruments for trading purposes. It is our policy and practice from time to time to use derivative financial instruments only to limit exposure.

Interest Rate Risks

        We are exposed to market risks resulting from changes in interest rates, relating primarily to our loan obligations to banks. We do not currently use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2006, we had fixed interest rate loan obligations of $2.6 million. Of this amount, $1.4 million was denominated in NIS, $1.0 million was denominated in Euro, $114,000 was denominated in South African Rand and $43,000 was denominated in Polish Zloty. These loans will be repaid during the next six years.

The carrying value of the loans are equivalent to or approximate their fair market value as they bear interest at approximate market rates.

Impact of Inflation and Currency Fluctuations

        Our functional and reporting currency is the U.S. dollar. We generate a significant portion of our revenues and we incur some of our expenses in other currencies. As a result, we are exposed to the risk that the rate of inflation in countries in which we are active other than the United States will exceed the rate of devaluation of such countries’ currencies in relation to the dollar or that the timing of this devaluation will lag behind inflation in such countries. To date, we have not been materially affected by changes in the rate of inflation or the exchange rates of other countries’ currencies compared to the dollar, but we cannot assure you that we will not be adversely affected in the future.

        The annual rate of inflation (deflation) in Israel was (0.1%) in 2006, 2.4% in 2005 and 1.21% in 2004. The NIS devalued (depreciated) by approximately 8.2% and (6.8%) in 2006 and 2005, respectively, against the U.S. dollar.

The functional currency of InterCard Systemelectronic and Inseal SAS is the euro and of ASEC Spolka Akcyjna is the Polish Zloty and the functional currency of POI and e-Pilot is the Chinese Yuan Renminbi. Significantly all of these subsidiaries’ revenues are earned, and significantly all of their expenses are incurred, in their functional currencies. To the extent that there are fluctuations between the euro, the Polish Zloty and/or the Chinese Yuan Renminbi against the U.S. dollar, the translation adjustment will be included in our consolidated changes in shareholders’ equity and will not impact the consolidated statement of operations. We do not expect our exposure to these fluctuations to be material.

Corporate Tax Rate

        On July 25, 2005 the Knesset, “The Israeli Parliament”, passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005, or the Amendment. The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes amounted to approximately $45 million. Under Israeli law, net operating losses can be carried forward indefinitely and offset against certain future taxable income. Since we have incurred tax losses through December 31, 2006, we have not yet utilized the tax benefits for which we are eligible under the “Approved Enterprise” status. $4.5 million of our investment programs in buildings, equipment and production facilities have been granted “Approved Enterprise” status and we are, therefore, eligible for a tax exemption under the Law for the Encouragement of Capital Investments, 1959. Subject to compliance with applicable requirements, the portion of our income derived from the “Approved Enterprise” programs is tax-exempt for a period of the earliest of (1) ten years commencing in the first year in which it generates taxable income, (2) 14 years from the date of approval or (3) 12 years from the date of beginning of production. If we do not comply with these requirements, the tax benefits may be cancelled and we may be required to refund the amount of benefits received, in whole or in part, with the addition of linkage differences to the Israeli consumer price index and interest. As of the date of this annual report, we believe that we are in compliance with these conditions.

Government of Israel Support Programs

        Until 2005 we participated in programs offered by the Office of the Chief Scientist of the Ministry of Industry and Trade (“OCS”) that support research and development activities. We received and obtained grants of $394,000 in 2004 and $618,000 in 2005 from OCS. Under the terms of these grants, a royalty of 3% to 3.5% of the sales of products must be paid to the OCS, beginning with the commencement of sales of products developed with grant funds and ending when the dollar value of the grant is repaid. In 2006 we have decided to cease our participation with the OCS.

        Royalties payable with respect to grants received under programs approved after January 1, 1999, however, will be subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits. As of December 31, 2005, we have received a total of $5.3 million from the OCS net of royalties paid to it (or accrued for). The terms of Israeli government participation also require that the manufacturing of products developed with government grants be performed in Israel, unless the OCS has granted special approval. If the OCS consents to the manufacture of the products outside Israel, we may be required to pay increased royalties, ranging from 120% to 300% of the amount of the OCS grant, depending on the percentage of foreign manufacture. These restrictions continue to apply even after we have paid the full amount of royalties payable in respect of the grants. Based upon the aggregate grants received to date, we expect that we will continue to pay royalties to the OCS to the extent of our sales of our products and related services for the foreseeable future. Separate OCS consent is required to transfer to third parties technologies developed through projects in which the government participates. These restrictions do not apply to exports from Israel of products developed with these technologies.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Discussed above in A.

D.	TREND INFORMATION

        Discussed above in A.

E.	OFF BALANCE SHEET ARRANGEMENTS

        None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        As of December 31, 2006, we and our subsidiaries had contractual obligations which are expected to affect our consolidated cash flow in future periods as follows:

	2007	2008	2009	2010	2011 and thereafter	Total

Operating lease obligations	$903	$749	$481	$149	$149	$2,431
Long-term debt obligations	$461	$449	$470	$381	$817	$2,578
Total	$1,364	$1,198	$951	$530	$966	$5,009

        We shall also pay royalties to the Office of the Chief Scientist as discussed above in B, Liquidity and Capital Resources.

        For additional information on our contractual obligations as of December 31, 2006, under long-term bank loans and operating leases, see Notes 8 and 9 to our consolidated financial statements. For a description of liens on our assets see Note 9C to our consolidated financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: March 29, 2007

On Track Innovations Ltd.
and Subsidiaries

Consolidated Financial Statements
December 31, 2006

On Track Innovations Ltd.
and subsidiaries

Consolidated Financial Statements as of December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
On Track Innovations Ltd.

We have audited the accompanying consolidated balance sheets of On Track Innovations Ltd. and subsidiaries (“the Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in the Note 2 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/S/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 29, 2007

On Track Innovations Ltd.
and subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,	December 31,
	2005	2006

Assets

Current assets
Cash and cash equivalents	$29,657	$30,049
Short-term investments	20,004	18,232
Trade receivables (net of allowance for doubtful
accounts of $ 785 and $ 234 as of December 31, 2005
and 2006, respectively)	8,350	10,155
Other receivables and prepaid expenses	3,156	2,109
Inventories	6,747	10,344

Total current assets	67,914	70,889

Severance pay deposits fund	583	1,087

Long-term receivables	878	1,043

Investment in an affiliated company	2,607	1,627

Property, plant and equipment, net	7,009	13,318

Intangible assets, net	1,921	5,823

Goodwill	4,146	23,387

Total assets	$85,058	$117,174

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Balance Sheets

US dollars in thousands except share and per share data

	December 31,	December 31,
	2005	2006

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$760	$498
Trade payables	4,245	6,869
Other current liabilities	5,771	3,331

Total current liabilities	10,776	10,698

Long-Term Liabilities
Long-term loans, net of current maturities	1,535	2,117
Accrued severance pay	1,909	3,209
Deferred tax liabilities	293	992

Total long-term liabilities	3,737	6,318

Total liabilities	14,513	17,016

Commitments and Contingencies

Minority interests	310	1,004

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized - 30,000,000 and 50,000,000 shares as of December 31, 2005 and 2006, respectively;
issued 11,932,074 and 18,592,880 shares
as of December 31, 2005 and 2006, respectively; Outstanding
11,932,074 and 18,243,539 shares as of December 31, 2005 and 2006,
respectively	274	431
Additional paid-in capital	128,761	163,102
Deferred compensation	(833)	-
Accumulated other comprehensive income	232	424
Accumulated deficit	(58,199)	(64,803)

Total shareholder's equity	70,235	99,154

Total liabilities and shareholders' equity	$85,058	$117,174

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Statements of Operations

US dollars in thousands except share and per share data

	Year ended December 31,
	2004	2005	2006

Revenues
Sales	$20,915	$32,266	$35,171
Licensing and transaction fees	2,237	3,398	5,382

Total revenues	23,152	35,664	40,553

Cost of Revenues
Sales	12,799	21,629	21,871

Total cost of revenues	12,799	21,629	21,871

Gross profit	10,353	14,035	18,682

Operating Expenses
Research and development	3,544	5,405	7,065
Less - participation by the Office of the Chief Scientist	394	618	-

Research and development, net	3,150	4,787	7,065
Selling and marketing	6,010	7,620	7,072
General and administrative	6,549	9,666	11,948
Amortization of intangible assets	261	700	821
Expenses relating to raising of Capital, exchange of subsidiary's employees equity interests in equity interest of the Company
and acquisitions in the Far East*	3,227	1,768	-
Gain from sale of subsidiaries	-	(374)	(122)

Total operating expenses	19,197	24,167	26,784

Operating loss	(8,844)	(10,132)	(8,102)
Financial income	131	897	2,459
Financial expenses	(418)	(228)	(747)

Financial income (expenses), net	(287)	669	1,712
Other income (expenses), net	29	(84)	(75)

Loss before taxes on income	(9,102)	(9,547)	(6,465)
Taxes on income	(173)	175	323
Equity in net losses of an affiliated company	-	-	(1,087)
Minority share in income (loss) of subsidiaries	-	(185)	625

Loss before extraordinary item	(9,275)	(9,557)	(6,604)

Extraordinary item	-	444	-

Net loss	$(9,275)	$(9,113)	$(6,604)

Basic and diluted net loss per ordinary
share from:

Loss before extraordinary item	$(1.33)	$(1.01)	$(0.47)
Extraordinary item	-	0.05	-

Net loss	$(1.33)	$(0.96)	$(0.47)

Weighted average number of ordinary
shares used in computing basic and
diluted net loss per ordinary share	6,972,878	9,512,198	13,919,958

* Consist of internal employee costs from:
Research and development	$335	$78	$-
Selling and marketing	511	231	-
General and administrative	2,381	1,459	-

	$3,227	$1,768	$-

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

US dollars in thousands, except share and per share data

	Number of Shares issued	Share capital	Additional paid-in capital	Deferred Stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of December 31, 2003	4,778,715	$119	$59,965	$(1,257)	$287	$(39,811)	$19,303

Changes during the year ended
December 31, 2004:

Deferred stock compensation, net	-	-	7,168	(7,168)	-	-	-
Amortization of deferred compensation	-	-	-	4,872	-	-	4,872
Stock options granted to consultants	-	-	2,537	-	-	-	2,537
Exercise of options and warrants	2,057,196	45	6,712	-	-	-	6,757
Issuance of shares and detachable
warrants, net of issuance
expenses of $ 2,260	1,400,000	31	13,156	-	-	-	13,187
Shares issued in connection with the
purchase of a subsidiary	186,264	4	1,241	-	-	-	1,245
Foreign currency translation adjustments	-	-	-	-	93	-	93
Net unrealized loss on
available-for-sale securities	-	-	-	-	(27)	-	(27)
Net loss	-	-	-	-	-	(9,275)	(9,275)

Balance as of December 31, 2004	8,422,175	$199	$90,779	$(3,553)	$353	$(49,086)	$38,692

Changes during the year ended
December 31 2005:

Deferred stock compensation	-	-	6,228	(6,228)	-	-	-
Amortization of deferred compensation	-	-	-	8,948	-	-	8,948
Stock options and warrants granted to
consultants	-	-	5,185	-	-	-	5,185
Exercise of options and warrants	1,395,566	31	6,678	-	-	-	6,709
Issuance of shares in respect to
investments in connection with the
purchase of subsidiaries	286,307	3	1,874	-	-	-	1,877
Issuance of shares and detachable
warrants, net
of issuance expenses of $ 4,153	1,828,026	41	18,017	-	-	-	18,058
Foreign currency translation adjustments	-	-	-	-	(121)	-	(121)
Net loss	-	-	-	-	-	(9,113)	(9,113)

Balance as of December 31, 2005	11,932,074	$274	$128,761	$(833)	$232	$(58,199)	$70,235

Changes during the year ended
December 31 2006:

Reclassification upon adoption of SFAS
123 (R)	-	-	(833)	833	-	-	-
Stock-based compensation related to
options warrants and shares issued to
employees and others	192,393	6	5,362	-	-	-	5,368
Exercise of options and warrants	748,338	17	3,231	-	-	-	3,248
Issuance costs	-	-	(214)	-	-	-	(214)
Shares issued under Alternative Option
Exercise Mechanism	2,437,075	56	(56)	-	-	-	-
Shares issued in connection with the
purchase of business operations	3,083,000	73	23,651	-	-	-	23,724
Shares issued in connection with the
purchase of property plant and equipment	200,000	5	3,200	-	-	-	3,205
Foreign currency translation adjustments					106		106
Net unrealized gain on
available-for-sale securities					86		86
Net loss						(6,604)	(6,604)

Balance as of December 31, 2006	18,592,880	$431	$163,102	$-	$424	$(64,803)	$99,154

	Year ended December 31
	2004	2005	2006

Total comprehensive loss:
Net loss	$(9,275)	$(9,113)	$(6,604)
Foreign currency translation adjustments	93	(121)	106
Net unrealized gain (loss) on available- for- sale securities	(27)	3	86
Reclassification adjustment for loss on available-for-sale securities	-	(3)	-

Total comprehensive loss	$(9,209)	$(9,234)	$(6,412)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows

US dollars in thousands except share and per share data

	Year ended December 31
	2004	2005	2006

Cash flows from operating activities
Net loss	$(9,275)	$(9,113)	$(6,604)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued to
employees and others	6,795	9,841	3,783
Extraordinary item	-	(444)	-
Gain from sale of subsidiaries	-	(374)	(122)
Loss (gain) on sale of property and equipment	116	(20)	44
Amortization of intangible assets	290	700	821
Depreciation	571	981	1,862
Equity in net losses of an affiliated company	-	-	1,087

Accrued severance pay, net	596	560	796
Minority share in income (loss) of subsidiaries	-	(185)	(625)
Accrued interest and linkage differences on long-term loans	70	67	(254)
Increase (decrease) in deferred tax liabilities	(20)	13	(216)
Decrease in short-term investments	999	-	-
Increase in trade receivables	(1,100)	(587)	(2,424)
Decrease (increase) in other receivables and prepaid expenses	(792)	(1,168)	1,142
Increase in inventories	(1,193)	(987)	(3,204)
Increase (decrease) in trade payables	2,070	(1,119)	2,558
Increase (decrease) in other current liabilities	543	895	(2,147)

Net cash used in operating activities	(330)	(940)	(3,503)

Cash flows from investing activities

Receipts on account of loans and receivables	-	909	350
Acquisition of business operations, net of cash acquired (Supplement C)	(66)	80	(23)
Sale of a consolidated subsidiary, net of cash disposed of (Supplement D)	(1)	-	(105)
Investment in an affiliated company	-	(2,444)	-
Purchase of property and equipment	(449)	(1,918)	(3,107)
Purchase of available-for-sale securities	(4,586)	(17,875)	(23,643)
Proceeds from maturity of available-for-sale securities	-	2,431	25,446
Other, net	24	20	(9)

Net cash used in investing activities	(5,078)	(18,797)	(1,091)

Cash flows from financing activities
Increase (decrease) in short-term bank credit, net	437	(630)	(231)
Proceeds from issuance of shares and detachable warrants,
net of issuance expenses	12,818	20,051	-
Proceeds from long-term bank loans	-	-	978
Repayment of long-term bank loans	(475)	(721)	(570)
Proceeds from minority in subsidiary	-	-	1,548
Proceeds from exercise of options and warrants, net	6,757	6,709	3,196

Net cash provided by financing activities	19,537	25,409	4,921

Effect of exchange rate changes on cash	76	68	65

Increase in cash and cash equivalents	14,205	5,740	392
Cash and cash equivalents at the beginning of the year	9,712	23,917	29,657

Cash and cash equivalents at the end of the year	$23,917	$29,657	$30,049

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

US dollars in thousands except share and per share data

	Year ended December 31
	2004	2005	2006

Supplementary cash flows activities:

A. Cash paid during the period for:
Interest	$318	$130	$132

Income taxes	$-	$527	$101

B. Non-cash transactions:
Purchase of property and equipment	$-	$635	$3,511

Issuance expenses	$-	$1,993	$62

C. Acquisition of business operations:
Assets acquired and liabilities assumed of the
business operations at date of acquisition:

Working capital surplus, excluding cash
and cash equivalents	$(66)	$(2,622)	$(460)
Property and equipment	(122)	(150)	(1,293)
Goodwill	(167)	-	(19,241)
Know-how	(452)	-	-
Brand	(579)	-	-
Customer contracts and relationships	(406)	(1,183)	(3,874)
Technology	-	-	(855)
Long-term liabilities	33	-	120
Deferred tax liabilities	273	121	855
Minority interests	-	264	-

	(1,486)	(3,570)	(24,748)
Issuance of shares in consideration for the acquisition	1,245	1,702	23,587
Liability in respect with the acquisition of
subsidiaries	175	-	-
Direct costs of acquisitions paid via grant of options	-	1,504	1,138
Extraordinary item	-	444	-

	$(66)	$80	$(23)

D. Sale of a consolidated subsidiary:
Assets and liabilities of the previously consolidated
Subsidiary at the time it ceased being consolidated:

Working capital surplus, excluding cash
and cash equivalents	$351	$-	$(247)
Property and equipment	321	-	-
Long-term receivables	-	-	27
Severance pay deposit funds	2	-	-
Goodwill	1,404	-	-
Intangible assets	34	-	146
Long-term liabilities	(445)	-	-
Deferred taxes	-	-	(26)
Minority interests	-	-	(127)
Receivables from the sale of the subsidiary	(2,178)	-	-
Gain and deferred gain on sale of the subsidiary	510	-	122

	$(1)	$-	$(105)

The accompanying notes are an integral part of the consolidated financial statements.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General

A.	Introduction

On Track Innovations Ltd. (the “Company”) was founded in 1990, in Israel. The Company and its subsidiaries (together “the Group”) are principally engaged in the field of design and development of contactless microprocessor-based smart card systems. In November 2002, the Company’s shares began trading on NASDAQ.

B.	Acquisition of subsidiaries and business operations:

1.	International Project Solution operations ("IPS")

On December 31, 2006, pursuant to an asset purchase agreement (“the Agreement”) dated as of November 7, 2006 between the Company and SuperCom Ltd., an Israeli corporation (“SuperCom”), the Company completed the acquisition of the main assets of SuperCom, including the International Project Solution (“IPS”) division of SuperCom. SuperCom is an Israeli based company, which through its IPS division develops and provides a wide-range of complementary technologies and solutions for the smart card market. The acquisition provides the Company with accesses to new growing markets and complementary security technologies that safeguard against counterfeit and forgery.

The aggregate purchase price for the acquisition was paid through the issuance of an aggregate of 2,827,200 of the Company’s ordinary shares. The 2,827,200 ordinary shares issued to SuperCom are subject to a lock-up agreement, where one-seventh of the shares (403,885 ordinary shares) will be released from the lock-up restrictions every three months beginning on the closing date, December 31, 2006, for an aggregate period of eighteen months. SuperCom executed an irrevocable proxy appointing the Company’s Chairman, on behalf of the Board of Directors, or a person the Board of Directors will instruct, to vote the 2,827,200 ordinary shares issued to SuperCom in connection with the transaction. Under the terms of the Agreement, the Company committed to file with the SEC a registration statement covering these ordinary shares no later than the Filing Deadline, as defined in the Agreement. If such registration statement is not filed with the SEC by the Filing Date, the Company would be subject to Liquidated Damages, as detailed in the Agreement.

The parties also entered into a service and supply agreement giving SuperCom a license to use applicable SuperCom intellectual property transferred to the Company for the duration of certain existing contracts and projects.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combinations” (“EITF No. 99-12”), based on the date the business combination was announced and was $ 20,639 (not including $ 701 of transaction costs). The results of operation acquired would be included in the consolidated financial statements of the Company commencing January 1, 2007.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

1.	International Project Solution operations (“IPS”) - (Cont'd)

Based upon a fair value valuation of assets acquired and liabilities assumed, the Company has allocated the total cost of acquisition to IPS assets and liabilities as follows:

At December31, 2006

Inventories	$303
Property and equipment	1,277
Technology (useful life of 6 years)	691
Customer relationships (useful life of 5 years)	1,448
Goodwill	17,621

Net assets acquired	$21,340

Goodwill includes but is not limited to the synergistic value, accesses to new growing markets and potential competitive benefits that could be realized by the Company from the acquisition. Regarding loan guaranty – see Note 9C.

Hereafter are certain unaudited pro forma combined statements of operations data for the years ended December 31, 2006 and 2005, as if the acquisition of the IPS occurred on January 1, 2005, after giving effect to purchase accounting adjustments, including amortization of certain identifiable intangible assets and the issuance of the 2,827,200 of the Company’s ordinary shares.

The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place and the beginning of 2005, nor is it necessarily indicative of future results.

	Year ended December 31,
	2005	2006
	(Unaudited)

Revenues	$43,957	$48,941

Loss before extraordinary items	$(12,907)	$(9,409)

Net loss	$(12,463)	$(9,409)

Basic and diluted net loss per ordinary share
before extraordinary item	$(1.05)	$(0.56)
Basic and diluted net loss per ordinary share	$(1.01)	$(0.56)

2.	InSeal SAS

In May 2006, the Company completed the acquisition of 100% of the outstanding share capital of InSeal SAS (“InSeal”). InSeal is a France-based company that provides contactless applications to a variety of customers in the payments market in Europe.

Pursuant to the share purchase agreement entered with InSeal’s shareholders, the purchase price for the acquisition was paid to InSeal’s shareholders through the issuance of an aggregate of 243,800 of the Company’s ordinary shares.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No 99-12 and was $ 2,948 (not including $ 661 of transaction costs). InSeal’s operations have been included in the Company’s consolidated financial statements since May 2006. In connection with the acquisition the Company recognized two intangible assets: customer contracts, fair value of $ 2,426, and technology, fair value of $ 164. The Company also recognized goodwill in the amount of $ 1,620.

In addition to the foregoing consideration, in connection with the acquisition, the Company also issued warrants to purchase up to 180,000 of its ordinary shares to two of InSeal’s shareholders and one employee. The warrants, which have a nominal exercise price of NIS 0.10 per share, will become fully exercisable in May 2007, and have a term for four years. However, each of the warrant holders has made a “lock-up undertaking” to the Company, pursuant to which one quarter of the warrants becomes freely transferable commencing in May 2007 and the remaining warrants become freely transferable in three equal annual installments thereafter (with all of the warrants becoming freely transferable on May 2010).

In the event that the warrant holder’s service with the Company or its subsidiaries is terminated, for whatever reason, all of the holder’s warrant shares that are free from the lock-up undertaking discussed above will be exercisable within 60 days from such termination, and the balance of the portion of warrants not previously exercised will become void. These warrants, with a fair value of $ 2,104 as of the closing date, have been accounted in accordance with EITF No 95-8, “Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination”, and are recorded as compensation expenses over the lock-up undertaking period.

3.	Acquisitions in the Far East

Pioneer Oriental International Ltd

fIn July 2005, the Company completed the acquisition of Pioneer Oriental International Ltd. ("POI"), a Hong Kong company and a subsidiary of Pioneer Oriental Engineering Ltd., a Hong Kong company ("POE"). POI is an engineering company that develops and manufactures machinery used to create smart card inlays for smart cards and other products, as well as to manufacture contact and/or contactless smart cards themselves. Pursuant to the Asset Purchase Agreement dated June 16, 2005, among POE, its shareholders (together the "Sellers") and OTI (as amended, the POI Purchase Agreement), the aggregate purchase price for the acquisition was paid to the Sellers through the issuance of an aggregate 40,441 of the Company's ordinary shares.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

3.	Acquisitions in the Far East (Cont'd)

In July 2005, the Company's new, wholly-owned subsidiary, POI, completed the acquisition of substantially all of the assets of POE relating to the design and manufacture of machinery for the manufacture of smart cards, including certain proprietary technologies related to the manufacturing process. Pursuant to the Asset Purchase Agreement dated June 16, 2005 between POI and POE (as amended, the “POE Purchase Agreement”), POI also agreed to make offers of employment to each of the employees of POE. The aggregate purchase price for the acquisition was paid to POE through the issuance of an aggregate of 41,788 of the Company’s ordinary shares.

The acquisitions were accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price was calculated in accordance with EITF No. 99-12, and was $ 1,041. The sum of the fair values of the assets acquired less liabilities assumed exceeded the acquisition cost. Accordingly, the Company reduced the purchase price allocated to the acquired non-current assets to zero. After the above allocation, negative goodwill in the amount of $ 444 remained. In accordance with SFAS No. 141 “Business combinations”, this amount was recognized as an extraordinary gain.

e-Pilot Group Ltd.

In July 2005, the Company completed the acquisition of a 71.5% interest in e-Pilot Group Ltd (“e-Pilot”), a British Virgin Islands company, from three of e-Pilot’s shareholders (collectively, the “e-Pilot Shareholders”). e-Pilot, which is headquartered in Hong Kong, develops, manufactures and markets smart card inlays for smart cards and other products. Pursuant to share purchase agreements (as amended, the “e-Pilot Purchase Agreements”) entered into with each of the e-Pilot Shareholders, the aggregate purchase price for the acquisition was paid to the e-Pilot Shareholders through the issuance of an aggregate of 52,572 of the Company’s ordinary shares.

The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. The purchase price in the amount of $ 661 was calculated in accordance with EITF No. 99-12.

In connection with the acquisition, the Company recognized an intangible asset in the amount of $ 1,183, which was assigned to customer relationships and is being amortized over five years.

Millennium Card’s Technology Limited

At September 1, 2006, the Company completed a structural change in the Far-East, under which the operations of POI and of e-Pilot were transferred to Millennium Card’s Technology Limited (“MCT”), a subsidiary which was established during 2006.

Following the structural change, the Company has sold POI and e-Pilot for a total consideration of $200 and recorded a $122 as gain from sale of subsidiaries.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

B.	Acquisition of subsidiaries and business operations: (Cont'd)

4.	ASEC Spolka Akcyjna

In October 2004, the Company completed the acquisition of ASEC Spolka Akcyjna (“ASEC”) from Nextel Spolka Akcyjna (“Nextel”), headquartered in Krakow, Poland. ASEC develops, manufactures and markets card readers and reader modules based on radio frequency identification technologies, including high-end programmable smart card as well as economically priced readers. Pursuant to the Preliminary Share Purchase Agreement, dated September 2004, as amended in October 2004, between Nextel and the Company (the “Agreement”), the aggregate purchase price for the acquisition was $ 1,600, which was paid to Nextel through the issuance of 186,264 of the Company’s ordinary shares, based on a market price of US $ 8.59 per share, which was the average closing price of the Company’s ordinary shares for the last ten trading days prior to September 14, 2004. The acquisition was accounted for as a purchase and the Company allocated the purchase price according to the fair value of the tangible assets and intangible assets acquired and liabilities assumed. As of October 2004, the purchase price was re-calculated in accordance with EITF No. 99-12, , based on the date the business combination was consummated, and was in the amount of $ 1,245.

In addition, the Agreement provides for an additional consideration of up to $ 350 to be paid to Nextel (the “earn-out right”) in the form of the Company’s ordinary shares pursuant to the earn-out formula based on ASEC’s 2004 and 2005 results. Accordingly, as of December 31, 2004, the Company recorded $ 175 from the earn-out right against a liability in accordance with SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which was settled by 14,298 ordinary shares at the fair market value of $ 175 that were issued by the Company to Nextel in June 2005. Based on ASEC’s 2005 results, the Company did not incur any further liability in connection with the earn-out formula.

In connection with the acquisition, the Company recognized goodwill of $ 167. Out of $ 1,437 of acquired intangible assets, $ 579 was assigned to a brand, $ 406 was assigned to contracts with customers which are both being amortized over up to five years and $ 452 was assigned to know how, which is being amortized over one-and-a-half years.

C.	Selling of Intercard Gmbh Kartensysteme

On September 14, 2004, the Company entered into an agreement under which, in October 2004, the Company sold its wholly-owned German subsidiary InterCard GmbH Kartensysteme (“KS”) in consideration for $ 2,500, to be paid in two installments. The first installment in the amount of $1,250 was paid by receiving $ 685 in cash, offsetting an amount of euro 325 ($432) against a loan granted to the buyer, which is repayable in 32 monthly installments of euro 10 and a final installment of euro 5, beginning on February 1, 2005 and that is interest-free and offsetting an amount of euro 100 ($ 133) against a loan granted to the buyer, which is repayable in 12 monthly installments of euro 9, beginning on February 1, 2005.

In October 2005, the Company entered into a settlement agreement according to which the outstanding balances of the two loans was reduced by euro 115 ($136) and combined to one loan which is payable in 24 monthly installments of euro 10 each and a final installment of euro 5.

The gain from the sale of KS including the effect of the aforesaid deduction from the proceeds was $ 374 and was recognized in 2005.

The Company’s control over KS ceased on the closing date, which was October 1, 2004, and therefore the Company ceased to consolidate the financial statements of KS effective October 1, 2004.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 1 – General (Cont’d)

D.	Investment in affiliated company

During 2005, an affiliated company was established together with an Asian government entity, in the form of a joint venture, for the manufacture and sale of OTI-based travel document inlays for such government. The joint venture was approved for establishment by the Asian government authorities.

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its majority owned subsidiaries. When the Company does not have a controlling interest in an entity or joint venture, but exerts a significant influence over the entity or joint venture, the Company applies the equity method of accounting. Intercompany transactions and balances have been eliminated in consolidation.

B.	Estimates and assumptions

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

C.	Financial statements in U.S. dollars

Substantially all of the Company’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, the functional and reporting currency of the Company and certain of its subsidiaries is the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”. All exchange gains and losses from remeasurement of balance sheet items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

C.	Financial statements in U.S. dollars (cont’d)

The functional currency of the remaining subsidiaries is their local currencies. The financial statements of those companies are translated into U.S. dollars in accordance with SFAS No. 52, using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses. Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of shareholders’ equity (accumulated other comprehensive income).

D.	Cash equivalents

Cash equivalents are short-term highly liquid investments and debt instruments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

E.	Short-term investments

The Company accounts for investments in U.S. treasury securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. At December 31, 2005 and 2006, the Company’s investments were classified as available-for-sale and are stated at market value. Unrealized gains and losses are reported as a separate component of shareholders’ equity (accumulated other comprehensive income). Interest income is included in financial income. Realized gains and losses are included in financial income or expenses.

At December 31, 2006, there was an unrealized loss on the Company’s investment in fixed rate U.S. treasury securities in the amount of $ 16. The contractual maturity of mostly all debt securities is within one year.

F.	Trade Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The financial statements include an allowance for loss from receivables for which collection is in doubt. In determining the adequacy of the allowance consideration is given to the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors.

G.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. Inventory write-offs are provided to cover risks arising from slow moving items or technological obsolescence. Such write-offs, which were not material for 2004, 2005 and 2006, have been included in cost of revenues.

Effective January 1, 2006, the Company adopted FASB Statement No. 151, Inventory Costs – an Amendment of ARB No. 43, Chapter 4 (Statement 151). Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities. The Company’s current procedures follow these guidelines and therefore the adoption of Statement 151 had no impact on the valuation of inventory or charges to cost of sales.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

H.	Investment in an affiliated company

Affiliated company means a company held to the extent of 49%. The investment in an affiliated company is accounted for by the equity method. Profits not yet realized on transactions with the Group are eliminated at the same rate as the percentage holding in the affiliated company. The equity in net losses in the affiliated company and investment in the affiliated company include an elimination of profits not yet realized of $751 on the sale of equipment to the affiliated company.

I.	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets as follows:

Years

Leasehold land	49
Buildings	25
Computers, software and manufacturing equipment	3-5
Office furniture and equipment	5-16
Motor vehicles	6

J.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets subject to amortization) are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment losses have been identified for each of the years ended December 31, 2004, 2005 and 2006.

K.	Goodwill and purchased intangible assets

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is not amortized, but rather is tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. Goodwill is tested for impairment at the reporting unit level by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using market capitalization. The test was based on the Company’s single reporting unit structure. During the years 2004, 2005 and 2006, no impairment losses were identified.

Purchased intangible assets are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally three to seven years.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

L.	Revenue recognition

The Group generates revenues from product sales, licensing and transaction fees. Revenues are also generated from non-recurring engineering, customer services and technical support.

Revenues from products sales and non-recurring engineering are recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 104 “Revenue Recognition”, when delivery has occurred provided there is persuasive evidence of an agreement and the risks and rewards of ownership have transferred to the buyer, the fee is fixed or determinable and collection of the related receivable is probable and no further obligations exist. In the case of non-recurring engineering, revenue is recognized on completion of testing and approval of the customization of the product by the customer and provided that no further obligation exits.

Technology license revenues are recognized at the time the technology and license is delivered to the customer, collection is probable, the fee is fixed and determinable, a persuasive evidence of an agreement exists, no significant obligation remains under the sale or licensing agreement and no significant customer acceptance requirements exist after delivery of the technology.

Transaction fees are recognized as earned based on usage. Usage is determined by receiving confirmation from the users.

Revenues relating to customer services and technical support are recognized as the services are rendered ratably over the term of the related contract.

M.	Research and development costs, net

Research and development costs are charged to operations as incurred.

Participation and grants from the Government of Israel (Office of the Chief Scientist –“OCS”) in approved programs for research and development are recognized as a reduction of research and development expense as the related costs are incurred.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

N.	Stock-based compensation

Employees

Prior to January 1, 2006, the Company accounted for stock based employee and directors compensation by using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, compensation cost for stock options was measured as the excess of the market price of the underlying stock on the date of grant over the exercise price and was recognized over the scheduled vesting.

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company adopted SFAS 123(R) using the modified-prospective-transition method. Under the modified-prospective-transition method, compensation cost is recognized on a prospective basis for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123. For share-based payment awards granted after January 1, 2006, the Company recognizes compensation cost based on estimated grant date fair value using the Black-Scholes option pricing model. In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). As a result of adopting SFAS 123 (R), the Company’s loss before taxes and minority interests and net loss for the year ended December 31, 2006, are $2,354 larger, and loss per share for the year ended December 31, 2006 is $0.17 larger, than if it had continued to account for share-based compensation under APB 25. Upon adoption of SFAS 123(R), the $833 in Additional Paid-In Capital and the offsetting amount in Deferred Stock-Based Compensation, that are both reflected in shareholders’ equity at December 31, 2005, have been reversed as required by SFAS 123 (R). The net effect has no change in total shareholders’ equity.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans for the years ended December 31, 2004 and 2005:

	2004	2005

Net loss as reported	$(9,275)	$(9,113)
Deduct: Compensation expense according to
APB 25 included in reported net loss	4,872	8,948
Add: Application of compensation expenses
according to SFAS No. 123	(12,917)	(22,911)

Pro forma net loss	$(17,320)	$(23,076)

Basic and diluted net loss per ordinary share
as reported from:
Loss before extraordinary item	$(1.33)	$(1.01)
Extraordinary item	$-	$0.05

Net loss	$(1.33)	$(0.96)

Pro forma basic and diluted net loss per share from:

Loss before extraordinary item	$(2.48)	$(2.48)
Extraordinary item	-	0.05

Net loss	$(2.48)	$(2.43)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

N.	Stock-based compensation (cont’d)

The fair value of each option granted during 2004 and 2005 were estimated on the date of grant, using the Black-Scholes model using the following assumptions:

1.	Dividend yield of zero percent for all periods.
2.	Risk-free interest rate of 3.29%, 4.1% for, 2004 and 2005, respectively.
3.	Estimated expected lives of 3.37-5 years for all periods.
4.	Expected average volatility of 78% – 85%, 70% – 76% for 2004 and 2005, respectively which represent a weighted average standard deviation rate for the price of the Company’s Ordinary Shares in the NASDAQ Global Market.

During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price at the grant date.

For additional information see Note 10C.

Non-Employees

The Company applies SFAS No. 123 and EITF 96-18 “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” with respect to options issued to non-employees. SFAS No. 123 requires use of an option valuation model to measure the fair value of these options at the grant date. During 2006 all options were granted with a par value exercise price. Due to the par value nominal amount of NIS 0.1, the fair value of these options was estimated to be equal to the Company’s share price at the grant date.

O.	Basic and diluted net loss per share

Basic and diluted net loss per ordinary share is computed based on the weighted average number of ordinary shares outstanding during each year.

All outstanding stock options and warrants (2,975,684, 7,515,627 and 3,488,145 for 2004, 2005 and 2006, respectively), have been excluded from the calculation of the diluted net loss per ordinary share because all such securities are anti-dilutive for all periods presented.

P.	Fair value of financial instruments

The Company, in estimating fair value for financial instruments, used the following methods and assumptions:

The carrying amount of cash and cash equivalents, trade receivables, short-term bank credit and trade payables are equivalent to, or approximate their fair value due to the short-term maturity of these instruments.

The fair value of marketable securities are based on quoted market prices.

Long-term receivables are presented at the present value of expected future cash flows discounted at the interest rate of 10%.

The carrying amounts of long-term loans are equivalent to or approximate their fair value as they bear interest at approximate market rates.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

Q.	Taxes on income

The Company accounts for taxes on income in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount deemed more likely than not to be realizable.

R.	Severance pay

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. Certain senior executives are entitled to receive additional severance pay. The Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies.

Severance pay expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 596, $ 557 and $ 816, respectively.

S.	Advertising expenses

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $144, $401 and $662, respectively.

T.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, U.S. treasury securities, long-term receivables and trade receivables.

Cash and cash equivalents are invested mainly in U.S. dollars with major banks in Israel and the United States. Management believes that the financial institutions that hold the Group’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

T.	Concentrations of credit risk (cont’d)

U.S. treasury securities are denominated in U.S. dollars. Management believes that minimal credit risk exists with respect to these securities.

Long-term receivables including amounts to be received in consideration of the sale of InterCard GmbH (see Note 1C). Management believes that the Company received satisfactory guarantees and pledge which may assure the receipts of the aforesaid amounts.

Most of the Company’s trade receivables are derived from sales to large and financially secure organizations located mainly in the United States, Far East, Africa and Europe. An allowance for doubtful accounts is determined on the basis of specific identification of balances, the collection of which, in management's opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion, inter alia, on the estimated risks, in reliance on available information with respect to the debtor's financial position. As for major customers, see Note 13.

The activity in the allowance for doubtful accounts for the years ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006

Allowance for doubtful accounts at beginning of year	$282	$329	$785
Additions charged to provision doubtful accounts	78	151	84
Write-downs charged against the allowance	-	(209)	(639)
Translation differences	-	(6)	4
Increase (decrease) from acquisition/disposal of
Subsidiaries	(31)	520	-

Allowance for doubtful accounts at end of year	$329	$785	$234

U.	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

V.	Comprehensive income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income”, which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) , net unrealized gains (losses) on available for sale securities and on the change in foreign currency translation adjustments, and is presented in the consolidated statement of comprehensive income (loss).

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 2 – Significant Accounting Policies (cont’d)

W.	New accounting standards

1.	During June 2006, the Financial Accounting Standards Board (ƒFASB”) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes – as interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company does not currently expect FIN 48 to have a material impact on its financial position, results of operations or cash flows.

2.	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS No. 157”). SFAS No. 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes to current practice resulting from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

3.	In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

4.	The SEC released SEC Staff Accounting Bulletin No. 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. The SAB requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. The SAB does not change the SEC staff’s previous guidance on evaluating the materiality of errors. Registrants must adopt the dual method approach for quantifying errors in financial statements as of the beginning of the first fiscal year ending after November 15, 2006 (January 1, 2006 for calendar-year-end companies), with early adoption permitted. The adoption of the provisions of SAB No. 108 did not materially impact its financial position, results of operations or cash flows.

X.	Reclassification

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income (loss).

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 3 – Other Receivables and Prepaid Expenses

	December 31	December 31
	2005	2006

Government institutions	$634	$649
Prepaid expenses	136	298
Receivable in respect of sale of a subsidiary
(see Note 1C)	329	326
Other receivables	2,057	836

	$3,156	$2,109

Note 4 – Inventories

	December 31	December 31
	2005	2006

Raw materials	$2,894	$4,667
Work in progress	1,731	4,033
Finished products	2,122	1,644

	$6,747	$10,344

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 5 – Goodwill and Intangible Assets, Net

a.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2006 are as follows:

	December 31	December 31
	2005	2006

Balance as of January 1	$4,146	$4,146
Changes during the year - Goodwill acquired	-	19,241

Balance as of December 31	$4,146	$23,387

b.	Intangible assets, net

	December 31	December 31
	2005	2006

Cost
Technology	$727	$1,582
Brand	579	579
Know-How	452	452
Customer contracts and relationships	1,589	5,604

Total cost	3,347	8,217

Accumulated amortization
Technology	685	780
Brand	116	232
Know-How	375	452
Customer contracts and relationships	250	930

Total Accumulated amortization	1,426	2,394

	$1,921	$5,823

i.	Amortization expenses amounted to $ 290, $ 700 and $ 821 for the years ended December 31, 2004, 2005 and 2006, respectively.

ii	Estimated amortization expenses for the years ending:

December 31

2007	$1,261
2008	1,254
2009	1,206
2010	821
2011	$821

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 6 – Property, Plant and Equipment, Net

A.	Consist of:

	December 31	December 31
	2005	2006

Cost
Land	$97	$97
Leasehold land (1)	272	272
Buildings on leasehold land (1)	4,317	4,326
Buildings	404	3,077
Computers, software and manufacturing equipment	6,281	9,919
Office furniture and equipment	896	1,072
Motor vehicles	431	371

Total cost	12,698	19,134

Total accumulated depreciation	5,689	5,816

Net book value	$7,009	$13,318

(1)	The leasehold land consists of two plots owned by the Israel Lands Administration. Rights to leasehold land on the first plot extend over the original period of 49 years ending in the year 2041 with an option to extend for an additional 49 years, and on the second plot for a period of 49 years, which will end in the year 2047 with an option to extend for a further 49 years. The amount includes payments on account of land development and payments of the capitalization of leasing payments. The rent for the initial 49-year term of each of these leases was prepaid in its entirety at the beginning of the lease terms as is customary in Israel for leases of property for industrial purposes from the Israel Lands Authority.

(2)	As to liens – See Note 9C.

B.	During 2005, the Company entered into a Production Line Equipment Supply Agreement (the "Equipment Agreement") with POE, under which POE agreed to supply the Company with specified equipment and machinery for the manufacture of smart cards for an aggregate purchase price of $ 1,700, which was paid to POE through the issuance of 137,208 of the Company's ordinary shares in August 2005. The equipment and machinery were received during 2006.

C.	Pursuant to an agreement by and among the Company, InterCard Systemelectronic GmbH (“InterCard,”) a wholly owned German subsidiary and Queisser GmbH, as general contractor, during July 2006, the Company issued to Queisser an aggregate of 200,000 of its ordinary shares, value at approximately $1.5 million as consideration for Queisser performance as general contractor under the agreement. The agreement was entered into in connection with our construction of a new building facility in Germany with production and assembly halls, manufacturing line equipment and offices.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 7 – Other Current Liabilities

	December 31	December 31
	2005	2006

Employees and related expenses	$2,544	$1,706
Accrued expenses	888	744
Customer advances	1,457	397
Other current liabilities	882	484

	$5,771	$3,331

Note 8 – Loans

A.	Composition of Long-Term Loans:

	December 31	December 31
	2005	2006

Long-term loans	$2,042	$2,578
Less - current maturities	507	461

	$1,535	$2,117

As of December 31, 2006, the loans are from banks and are denominated in U.S. dollars ($1,375; matures in the years 2010 - 2012), Euro ($1,046; mature in the years 2010 - 2012), South African Rand ($114; matures in 2010) and Polish Zloty ($43; matures in 2010). Most of these loans bear interest at 3.9%-6.9% per annum.

B.	Repayments of Long-Term Loans Dates Subsequent to December 31, 2006:

2007	$461
2008	449
2009	470
2010	381
2011	129
Thereafter	688

$2,578

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 8 – Loans (cont’d)

C.	Composition of Short-Term Bank Credit and Current Maturities of Long-Term Loans:

	December 31		December 31
	2005	2006	2005	2006
	%	%
	Interest rate

In NIS		9.5	-	37
In Polish Zloty	6.9		123	-
In Euro	4.25		130	-

			253	37
Current maturities of
long-term loans			507	461

			$760	$498

The weighted average interest rate for the years ended December 31, 2005 and 2006 were 5.5% and 6.7%, respectively.

D.	Liens for short-term and long-term borrowings – see Note 9C.

E.	As of December 31, 2006, the Group has authorized credit lines of approximately $1.1 million.

Note 9 – Commitments and Contingencies

A.	Commitments and Contingencies:

The Company and its Israeli subsidiary, EasyPark, have entered into several research and development agreements, pursuant to which the Company and EasyPark are obligated to pay royalties to the Government of Israel at a rate of 3% and 3.5% of its sales up to the amounts granted (linked to the U.S. dollar with annual interest at LIBOR as of the date of approval, for programs approved from January 1, 1999 and thereafter). As at December 31, 2006, the total amount of grants received, net of royalties paid, was approximately $ 5,253.

Royalties paid or accrued amounted to $ 187, $ 690 and $ 661 for the years ended December 31, 2004, 2005 and 2006, respectively, and were charged to cost of revenues.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 9 – Commitments and Contingencies (cont’d)

B.	Leases

The Group operates from leased facilities in the United States, Israel, Poland, South Africa, China and France, leased for periods expiring in years 2006 through 2011.

Minimum future rentals of premises under non-cancelable operating lease agreements at rates in effect as of December 31, 2006 are as follows:

2007	903
2008	749
2009	481
2010	149
2011	149

2,431

Rent expense amounted to $ 475, $ 690 and $ 1,106 for the years ended December 31, 2004, 2005 and 2006, respectively.

C.	Liens

Leasehold land is pledged in favor of a bank in relation to both long-term and short-term borrowings, and the Company has recorded a floating charge on all of its tangible assets.

The Company’s manufacturing facilities have been pledged as security in respect of a loan received from a bank.

In connection with the IPS acquisition, the Company has guaranteed a $2.5 million loan provided to SuperCom by a bank. In accordance with the acquisition agreement, SuperCom had pledged the 2,827,200 shares it received from the Company in favor of the bank. The fair value of the loan guaranty as estimated by the Company and a third party valuator, was determined to be nominal.

D.	Legal claims

On September 3, 2003, Edi Wuhl (in this paragraph, the "Plaintiff"), a former employee of the Company, filed a suit against the Company in the District Labor Court in Nazareth in the amount of NIS 3,953 (approximately $ 900). The suit is based on the Plaintiff's claims that the Company breached the employment agreement with him, and that the Company owes him commission payment for certain sales. On December 17, 2003, the Company filed a statement of defense. On May 23, 2004, a preliminary hearing was conducted, which did not lead to any settlement. Proof hearings were conducted on April 30th, 2006, October 22nd, 2006 and November 14th, 2006. The Company is required to file its written closing statements during April 2007. In the opinion of the Company, based on legal advice, the plaintiff's chances of prevailing against the Company can not be estimated at this point. No provision in respect thereof has been included in the financial statements.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity

A.	Share capital

1.	On November 14, 2003, the Company’s shareholders approved the increase in the Company’s authorized share capital of NIS 500,000 comprising of 5,000,000 ordinary shares of NIS 0.1 par value each. Following the aforesaid Company’s shareholders approval, the Company’s authorized share capital was comprised of 10,000,000 ordinary shares of NIS 0.1 par value each.

2.	In December 2003, pursuant to stock and warrant purchase agreements, the Company issued to an investor 650,000 ordinary shares in consideration for $3,413. Concurrently with the above share issuance, the Company issued to the investor warrants to purchase 325,000 ordinary shares at a per share exercise price of $6.5. All warrants were already exercised.

The Company incurred, in respect of the above, finders fee expenses equivalent to 4% of the amount raised by the Company and, in addition, issued warrants to purchase 45,500 ordinary shares at a per share exercise price of $6.5. Total of 30,334 warrants are still exercisable.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

3.	Following a private placement agreement signed on October 23, 2003, on January 7, 2004 the Company entered into a stock purchase agreement pursuant to which the Company issued to investors 100,000 ordinary shares in consideration of $ 315.

4.	On April 6, 2004, the Company’s shareholders approved the increase of the Company’s authorized share capital by NIS 2,000,000 comprising of 20,000,000 ordinary shares of NIS 0.1 par value each. Following the increase, the Company’s authorized share capital was comprised of 30,000,000 ordinary shares of NIS 0.1 par value each.

5.	On April 29, 2004, pursuant to a Securities Purchase Agreement, the Company issued to investors 1,300,000 ordinary shares in consideration for $ 15,132. Concurrently, with the above share issuance, the Company issued to the investors warrants to purchase 780,000 ordinary shares at a per share exercise price of $ 13.97. The warrants are fully exercisable and expire in April 2009. A total of 738,000 warrants are still exercisable.

The Company incurred, in respect of the above, finders’ fee expenses equivalent to approximately 6% of the amount raised by the Company and, in addition, issued warrants to purchase 124,800 ordinary shares at a per share exercise price of $13.97. The warrants are fully exercisable and expire in April 2009.

6.	During 2004 warrants to purchase 1,051,224 ordinary shares were converted into ordinary shares in consideration of $ 6,092. Additional warrants to purchase 140,764 ordinary shares were converted into 53,975 ordinary shares through cashless exercise.

7.	On November 1, 2005, the Company issued and sold to certain financial institutions, in a private placement, 1,828,026 units, 1,544,568 of which consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and 283,458 of which consisted of one ordinary share and a warrant to purchase one-half of an ordinary share. The aggregate purchase price of the units was $ 22,211, based on a market price of $ 12.15 per unit, which was the average closing price of the Company's ordinary shares for the last five trading days prior to October 24, 2005, the pricing date. The warrants, which are for the purchase of an aggregate of up to 1,068,471 ordinary shares, are immediately exercisable, have terms of five years and an exercise price of $ 14.58 per share, and may be redeemed by the Company after two years if the market price of the underlying ordinary shares reaches $ 26.24 and certain other conditions are met. The Company did not receive any additional consideration for its issuance of the warrants to the financial institutions, which purchased its ordinary shares. In addition to the issuance of warrants to the financial institutions, the Company issued an aggregate of 127,961 warrants to the placement agent for the private placement of the units and to certain other persons who facilitated the offering. In respect of the warrants issued to the agent, the Company recorded issuance expenses in the amount of $1,048.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

The Company agreed to prepare and file with the Commission as soon as practicable, and in no event later than 45 days, following the closing date (i.e., November 1, 2005), a registration statement on Form F-3 to register the resale of the purchased shares and the sale of the warrant shares by the purchasers from time to time, and to use all commercially reasonable efforts to cause such registration statement to be declared effective as promptly as possible after filing. The Company filed a registration statement on Form F-3 in December 2005 to satisfy its obligations described above, and the registration statement was declared effective by the Commission in January 2006.

In the event that the registration statement is filed and declared effective but, during the registration period, ceases to be effective or useable, then the Company has agreed to pay to each purchaser liquidated damages, for the period from and including the first day following the expiration of the cure period until, but excluding, the earlier of (i) the date on which such failure is cured and (ii) the date on which the registration period expires, at a rate equal to 1% for each successive thirty-day period (or portion thereof) of the total purchase price of the purchased securities purchased by such purchaser pursuant to the agreement. Such liquidated damages will be payable in cash at the end of such successive thirty-day period (or portion thereof). As the Company believes the likelihood of meeting the registration effectiveness requirements is highly probable, no value was assigned to any potential liquidation penalty.

Since both the shares and the underlying warrants were classified within equity, an allocation of the proceeds between shares and warrants was not considered necessary.

8.	During 2005, warrants to purchase 151,480 ordinary shares were converted into ordinary shares in consideration of $ 1,358. Additional warrants to purchase 16,000 ordinary shares were converted into 5,130 ordinary shares through cash-less exercise.

9.	On June 18, 2006, the board of directors approved increasing the authorized share capital from 30,000,000 to 50,000,000. This increase was approved by the shareholders on August 24, 2006.

10.	Pursuant to an agreement dated as of July 10, 2006 by and among OTI, Easy Park Ltd., or “Easy Park,” one of the Company’s Israeli subsidiaries, and one of the minority holders, the Company acquired 2,595 ordinary shares, par value NIS 0.01 per share, of Easy Park for an aggregate consideration of 12,000 of the Company’s ordinary shares. Following the transaction, the Company owned approximately 94% of the outstanding ordinary shares of Easy Park.

11.	During 2006, warrants to purchase 37,139 ordinary shares were exercised into ordinary shares in consideration of $ 44.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

B.	Options to non-employees

The Company issued options to non-employees, which are accounted for in accordance with SFAS No. 123 and EITF No. 96-18 “Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services” as follows:

1.	In 2004, the Company issued 326,888 options to non-employees in respect of services rendered. The aggregate fair value of the options was $ 2,537 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 years (2) no dividend yield, (3) expected volatility of 78% – 85% and (4) risk free interest rate of 2.5% – 3.29%.

2.	In 2005, the Company issued 286,300 options to non-employee in respect to services rendered. The aggregate fair value of the options was $ 3,192 based on the Black-Scholes option model with the following assumptions: (1) contractual life of 5 year, (2) no dividend yield, (3) expected volatility of 72%-76% and (4) risk-free interest rate of 4.1%-4.5%.

3.	In 2006, the Company issued 159,675 par value options and shares to non-employee with respect to services rendered. The aggregate fair value of the options was $ 1,251 based on the share price as of day of grant.

C.	Stock option plans

1.	In 1995, the Company’s Board of Directors approved a stock option plan, under which up to 45,000 share options may be granted to the Group’s employees, directors and consultants. The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants. In July 1998, the Board of Directors expanded the plan for an additional 20,000 share options to be granted. In November 1999, the Board of Directors resolved to expand the plan with an additional 35,000 share options to be granted. In July 2002, the Board of Directors expanded the number of share options available by 30,300.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

2.	In February 2001, the Company’s Board of Directors approved an additional option plan, under which up to 75,000 share options are to be granted to the Company’s employees, directors and consultants and those of the Company’s subsidiaries and affiliates.

In February 2002, the Company’s Board of Directors approved an increase of the number of available share options by 150,000 and in July 2002 by a further 600,000.

In March, July, September and November 2003, the Company’s Board of Directors approved an increase of 375,000, 550,000, 500,000 and 500,000 shares options, respectively, to be reserved under the Company’s share option plan.

On April, 2004, the Company’s Board of Directors approved an increase of 2,500,000 shares options to be reserved under the Company’s share option plan.

On March, 2005, the Company’s Board of Directors approved an increase of 2,500,000 shares options to be reserved under the Company’s share option plan.

The vesting period for the options ranges from immediate vesting to ratable vesting over a ten-year period. The exercise price of options under the plan is at varying prices ranging from $0 to market value at the date of the grant. Those options will expire up to ten years after the date of the grant. Any options which are forfeited or cancelled before expiration become available for future grants.

3.	On February 26, 2002, the Board of Directors approved a grant by which, inter alia, the Company may pay, during a 12-month period, the salaries of certain of its employees who agree to participate, by way of grant of options at an exercise price of par value. All such options are to be held by a trustee, for the benefit of each such employee. At the direction of and in accordance with instructions given by an employee who has received options, the trustee shall exercise such options and sell the shares issued upon such exercise. The proceeds mentioned above will be released on a monthly basis by the trustee (net of deductions required by law) to the maximum extent necessary for payment of such monthly salary to such employee. The Company undertook to pay from its own sources any and all differences between the relevant monthly salary and such proceeds. The arrangement was subject to the Company, the employees and the trustee’s signature on a detailed agreement and necessary ancillary documents.

On March 28, 2003, the Board of Directors approved to extend the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options for an additional period of 6 months starting May 2003.

On October 28, 2003, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, only for the employees of InterCard group, for the period commencing November 2003 and ending July 2004.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

On August 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for the period commencing July 2004 and ending December 2004.

On November 26, 2004, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries of certain of its employees who agree to participate in the plan, by way of grant of options, for a 12-month period commencing January 2005 and ending December 2005.

On April 20, 2005, the Company’s Board of Directors approved the extension of the arrangement of the plan approved by the Board of Directors on February 26, 2002 to pay salaries to certain of its employees who agree to participate in the plan, by way of grant of options, for a 12-month period commencing April 2005 and ending March 2006.

As of December 31, 2004 and 2005, 1,055,439 and 1,106,910 options respectively, have been granted in respect of the above-mentioned grant. The exercise price per share for such options is equal to the par value of the ordinary shares of the Company. No options have been granted in respect of the above-mentioned grant during the year ended December 31, 2006.

4.	On November 26, 2004, the Company’s Board of Directors approved the conversion grant of 130,230 fully vested options with an exercise price of NIS 0.1 per share to OTI Africa Ltd. employees in exchange of each OTI Africa Ltd. employee waiving his rights to receive options and/or shares, he is entitled. The transaction resulted in a new measurement date and expenses in the amount of $ 1,112 were recorded.

5.	On April 11, 2006, the Company offered to each of its and its subsidiaries’ employees, and its directors and office holders (other than “External Directors”, as such term is defined in the Israeli Companies Law of 1999) who held outstanding vested and unvested options to purchase an aggregate of 4,485,017 of its ordinary shares, which were issued pursuant to the terms of the Company’s 2001 Share Option Plan, as amended, to replace all of his or her outstanding vested and unvested options into a new number of ordinary shares, with the same fair values, as determined using the Black-Scholes pricing model, and the same vesting schedules. The Company’s Board of Directors approved the Alternative Option Exercise Mechanism (“AOEM”), on February 12, 2006. Further, the Company’s shareholders approved the AOEM at an extraordinary meeting of the shareholders on March 21, 2006. As a result of the AOEM, the Company issued a total of 2,437,075 ordinary shares in exchange for options to acquire a total of 3,737,369 ordinary shares. If a holder of options did not participate in the AOEM, the original terms of his or her option agreement and the Share Option Plan continue to apply and such option may be exercised in accordance with its terms.

In accordance with SFAS 123 (R) the Company considers the AOEM as a short-term inducement. Since the fair market value of the Company’s ordinary shares newly issued to each employee equals the fair value of the options replaced from him/her, no incremental compensation cost was recognized pursuant to the AOEM.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The Company’s options activity (including options to non-employees) and options outstanding as of December 31, 2004, 2005 and 2006 are summarized in the following table:

	Number of options outstanding	Weighted average exercise price per share

Outstanding - December 31, 2003	1,443,411	7.15
Options granted	2,627,780	6.40
Options cancelled or forfeited	(17,707)	7.22
Options exercised	(951,997)	0.91

Outstanding - December 31, 2004	3,101,487	7.66
Options granted	3,518,836	9.61
Options cancelled or forfeited	(40,813)	4.40
Options exercised	(1,238,956)	4.59

Outstanding - December 31, 2005	5,340,554	9.24
Options granted	336,597	0.02
Options cancelled or forfeited	(81,967)	13.40
Options replaced under the AOEM (see C5 above)	(3,737,369)	10.32
Options exercised	(711,199)	4.50

Outstanding - December 31, 2006	1,146,616	6.30

Exercisable as of:

December 31, 2004	2,595,196	$7.97

December 31, 2005	4,331,208	$8.36

December 31, 2006	895,417	$6.70

The following table summarizes information about options outstanding and exercisable (including options to non-employees) as of December 31, 2006:

	Options outstanding			Options Exercisable
Range of exercise price	Number outstanding as of December 31 2006	Weighted average remaining contractual life (years)	Weighted Average Exercise Price	Number Outstanding As of December 31 2006	Weighted Average Exercise Price

$0.02	424,378	3.8	$0.02	274,468	$0.02
2.75	6,500	1.6	2.75	6,500	2.75
3.54-4.82	82,000	1.5	3.61	78,000	3.62
6.11-8.16	138,128	2.4	7.74	137,039	7.72
8.56-9.85	160,830	3.0	9.16	152,630	9.16
10.00-14.00	323,340	3.1	12.05	235,340	12.06
21.00-32.00	5,340	4.3	26.26	5,340	26.26
42.50-123.60	6,100	3.7	43.13	6,100	43.13

	1,146,616			895,417

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

C.	Stock option plans (cont’d)

The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2004, 2005 and 2006 were:

	For exercise price on the grant date that:
	Equals market price			Exceeds market price			Less than market price
	Year ended December 31			Year ended December 31			Year ended December 31
	2004	2005	2006	2004	2005	2006	2004	2005	2006

Weighted average
exercise prices	$8.29	$13.31	$-	$14	$-	$-	$5.64	$8.49	$0.02
Weighted average
fair values on
grant date	$4.69	$7.09	$-	$4.29	$-	$-	$7.16	$7.88	$7.09

The total intrinsic value of options exercised during the year ended December 31, 2006, was $4.4 million, respectively. The total intrinsic value of options vested at December 31, 2006, is $2.3 million.

As of December 31, 2006, there was $5.5 million of total unrecognized compensation cost related to nonvested share based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.5 years.

D.	Warrants

The Company issued warrants with respect to investments made in the Company. The number of warrants issued by the Company during the years ended December 31, 2004, 2005 and 2006 were 904,800, 1,196,431 and 226,438, respectively, with a per share weighted average exercise price of $13.97, $14.58 and NIS 0.1 (par value – of approximately $0.02), respectively.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2006:

	Warrants outstanding
Range of exercise price	Number Outstanding as of December 31 2006	Weighted average remaining contractual life (years)	Weighted Average Exercise Price

NIS 0.1 (par value)	196,438	9	NIS 0.1
$6.5 - $7.50	35,478	1.78	$6.63
$9.51 - $9.99	16,382	0.41	$9.52
$11.42 - $14.58	2,093,231	3.16	$14.3

	2,341,529		$12.95

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 10 – Shareholders’ Equity (cont’d)

E.	Employee Share Purchase Plan

In 2001, the Company established an Employee Share Purchase Plan pursuant to which 67,500 shares have been reserved for employees including the Company’s subsidiaries who have been employed for at least six months. The purchase price of the shares will be 85% of the trading price on the date of purchase. As of the date of these financial statements, no shares have been issued to any employees under this plan.

Note 11 – Income Taxes

A.	The Company and its Israeli subsidiaries

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Until December 31, 2006, the results of the company and its Israeli subsidiaries for tax purposes were measured and adjusted in accordance with the change in the Israeli Consumer Price Index (“CPI”). As explained in Note 2C the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between the Company’s and its Israeli subsidiaries’ taxable income or loss and their income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company and its Israeli subsidiaries have not provided deferred income taxes on this difference between the financial reporting basis and the tax basis of assets and liabilities.

The Company and one of its Israeli subsidiaries are foreign investors’ companies, and have elected, commencing January 1, 2007, to keep their books and records in dollars for tax purposes, as permitted under the tax regulations.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

The Company maintains three investment programs in buildings, equipment and production facilities which have been granted the status of “Approved Enterprise” under the Law for the Encouragement of Capital Investments, 1959. The Company elected to adopt the “Alternative Benefits Program” status. This status entitles the Company to an exemption from taxes on income derived therefrom for a period of 10 years starting in the year in which the Company first generates taxable income, but not later than 14 years from the date of approval (the last of which was received in February 2000) or 12 years from commencement of operations. The tax-exempt profits that will be earned by the Company’s “Approved Enterprises” can be distributed to shareholders, without imposing tax liability on the Company only upon its complete liquidation. If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (depending on the level of foreign investment in the Company) currently between 10% to 25% for an “Approved Enterprise”. As the Company has not yet reported any taxable income, the benefit period has not yet commenced.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

A.	The Company and its Israeli subsidiaries (cont’d)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont’d)

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see 4 below).

The entitlement to the above mentioned benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above mentioned law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest. Management believes that the Company is in compliance with the above-mentioned conditions as of December 31, 2006.

3.	The Law for the Encouragement of Industry (taxes), 1969

In the Company’s management estimation, the Company is also an “Industrial Company” under the Law for the Encouragement of Industry. The principal benefits for the Company are the deductibility of costs in connection with public offerings and accelerated depreciation.

4.	Tax rates

On July 25, 2005 the Knesset “The Israeli Parliament” passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (hereinafter – the Second Amendment). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%. This change had no effect on the financial statements of the Company.

B.	Non-Israeli subsidiaries are taxed based on tax laws in their country of residence.

C.	Deferred Income taxes:

	December 31	December 31
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$11,681	$13,471
Other	1,058	846

Total gross deferred tax assets	12,739	14,317
Less - valuation allowance	(12,739)	(14,317)

Net deferred tax assets	$-	$-

Deferred tax liabilities - Intangible assets	(293)	(992)

Net deferred tax asset (liability)	$(293)	$(992)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 11 – Income Taxes (cont’d)

C.	Deferred Income taxes: (Cont’d)

The valuation allowance for deferred tax assets as of December 31, 2006 and 2005, was $14,317 and $12,739, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2006, 2005 and 2004, was an increase of $ 1,578, $ 1,305 and $ 2,002, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

D.	The Income tax expense for the years ended December 31, 2004, 2005 and 2006, differed from the amounts computed by applying the statutory tax rates of 35%, 34% and 31% to loss before taxes on income as a result of the following:

	Year ended December 31
	2004	2005	2006

Computed “expected” income tax benefit	$(3,186)	$(3,246)	$(2,004)
Increase (decrease) in income taxes resulting from:
Change in valuation allowance	2,002	1,305	1,578
Non-deductible expenses	1,331	2,237	793
Other	(320)	(121)	(44)

Total income tax expense (benefit)	$(173)	$175	$323

E.	As of December 31, 2006, the net operating loss carryforwards for tax purposes relating to Israeli companies amounted to approximately $ 40,000. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income. Under the Income Tax (Inflationary Adjustments) Law, 1985, carryforward losses are linked to the CPI. Carryforward losses relating to non-Israeli companies aggregate approximate $9,330, which expires as follows: 2007 - $ 98, 2010 - $ 173, 2012 - $ 882 ,2013 - $ 3,215 ,2025 - $ 440 and 2026 - $ 3,206. The remaining balance - $ 1,316 can be utilized with no expiration date.

F.	The Company has not recognized a deferred tax liability for the undistributed earnings of its owned foreign subsidiaries that arose in 2006 and prior years, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company can no longer demonstrate that it plans to permanently reinvest the undistributed earnings. As of December 31, 2006, the undistributed earnings of these subsidiaries were approximately $160. It is impracticable to determine the additional taxes payable when these earnings are remitted.

G.	No current or deferred taxes were recorded in Israel due to the local tax exemption. Non-Israeli income tax expense(benefit) included in the statements of operations are as follows:

	Year ended December 31
	2004	2005	2006

Current taxes	$(193)	$188	$107
Deferred taxes	20	(13)	216

Total income tax expense (benefit)	$(173)	$175	$323

H.	Income (loss) before taxes on income derived as follows:

	Year ended December 31
	2004	2005	2006

Israel	$(10,551)	$(9,266)	$(6,137)
Non-Israel	1,449	(281)	(328)

	$(9,102)	$(9,547)	$(6,465)

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 12 – Related Party Balances and Transactions

A.	Balances

	December 31	December 31
	2005	2006

Assets
Trade receivables	$-	$210

Other receivables	$39	$95

B.	Transactions

	Year ended December 31
	2004	2005	2006

Revenues	$-	$-	$	*) 2,925

Costs and expenses	$44	$45		$68

*)	See note 2H.

On Track Innovations Ltd.
and its subsidiaries

Notes to the Consolidated Financial Statements

US dollars in thousands except share and per share data

Note 13 – Geographic Information and Major Customers

The Company manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS 131, “Disclosures About Segments of an Enterprise and Related Information”.

	Year ended December 31
	2004	2005	2006

Revenues by geographical areas of end customers
America	$2,494	$14,123	$8,174
Far East	1,325	5,397	11,958
Africa	2,457	3,781	3,200
Europe	14,964	9,266	14,065

Total export	21,240	32,567	37,397
Domestic (Israel)	1,912	3,097	3,156

	$23,152	$35,664	$40,553

	December 31	December 31
	2005	2006

Long lived assets by geographical areas
Israel	$5,199	$27,350
Germany	3,968	6,096
Poland	1,666	848
France	-	3,936
Far East	1,999	4,108
Other	244	190

	$13,076	$42,528

Major Customers

Revenues from one customer represent approximately 30% of the consolidated revenues for the year ended December 31, 2005. There were no major customers (customers representing 10% or more of total revenues) in the years ended December 31, 2004 and 2006.

Consent of Independent Registered Public Accounting Firm

The Board of Directors
On Track Innovations Ltd.

We consent to the incorporation by reference in the registration statements on Form F-3 (No. 333-115953, No. 333-121316, No. 333-130324 and No. 333-135742), in the registration statements on Form F-3/A (No. 333-111770 and No. 333-127615) and in the registration statements on Form S-8 (No. 333-128106 and No. 333-140786) of On Track Innovations Ltd. of our report dated March 29, 2007, with respect to the consolidated balance sheets of On Track Innovations Ltd. and its subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the Form 6-K of On Track Innovations Ltd. dated March 29, 2007.

/s/ Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv, Israel
March 29, 2007